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                          November 10, 2020

       Paul Ewing
       Chief Financial Officer
       Diginex Ltd
       35/F Two International Finance Centre
       8 Finance Street, Central, Hong Kong

                                                        Re: Diginex Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed November 5,
2020
                                                            File No. 333-249858

       Dear Mr. Ewing:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Taylor
Beech at 202-551-4515 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services